Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 MAR 18 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

16th March 2004

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

04010660

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the acquisition of a new subsidiary, Viking Motors Limited- released on 16th March 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ggk/jg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 16-03-2004 05:30:49 PM
Submitted by S DARBY on 16-03-2004 05:45:15 PM
Reference No SD-040316-D28C6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of a new subsidiary - Viking Motors Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Darby (Thailand) Limited had, on 15th March 2004, acquired 993 shares of Baht 100 each representing 99.3% of the issued and paid-up share capital of Viking Motors Limited ("VML"). VML, a company incorporated in Thailand, is currently dormant.

The above investment is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 16th March 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: